Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium 401(k) Retirement Savings Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

December 31, 2019 and 2018

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	3
As of December 31, 2019, and 2018

Statement of Changes in Net Assets Available for Benefits	4
Year ended December 31, 2019

Notes to the Financial Statements	5

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension and Retirement Committee,

Plan Administrator, and Management

Agrium 401(k) Retirement Savings Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Agrium 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Agrium 401(k) Retirement Savings Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of Agrium 401(k) Retirement Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Agrium 401(k) Retirement Savings Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Agrium 401(k) Retirement Savings Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as Agrium 401(k) Retirement Savings Plan’s auditor since 2009.

Denver, Colorado

June 29, 2020

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31

(US dollars)

	2019	2018
Assets
Investments at fair value (note 5):
Common trust funds	—	69,290,559
Mutual funds	—	48,308,081
Common stock	—	8,221,401

Total investments	—	125,820,041

Receivables:
Notes receivable from participants	—	1,064,566

Net assets available for benefits	—	126,884,607

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(US dollars)

2019
Additions
Investment gain:
Net realized and unrealized appreciation in fair value of investments	24,056,386
Interest and dividends	2,354,715

26,411,101

Contributions:
Employer	4,786,454
Participant	4,631,462
Rollover	1,488,838

10,906,754

Interest income on notes receivable from participants	69,827

Total additions	37,387,682

Deductions
Distributions paid to participants	34,221,124
Administrative expenses	112,406

Total deductions	34,333,530

Increase in net assets before plan transfers	3,054,152
Affiliated plan transfers and other	1,050,099
Transfer out – plan merger (note 1)	(130,988,858)

Decrease in net assets	(126,884,607)

Net assets available for benefits:
Beginning of year	126,884,607
End of year	—

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, Agrium Inc. (“Agrium” or the “Company”) is a wholly-owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2019 (the “merger date”), the Plan merged into the Agrium U.S. Retail 401(k) Savings Plan (the “Successor Plan”) and the Plan and participant account balances were transferred to the Successor Plan. The amount transferred of $130,988,858 is shown in the Transfer out—plan merger line on the Statement of Changes in Net Assets Available for Benefits. As of the merger date onwards, the amounts merged into the Successor Plan are governed by the terms of the Successor Plan and the Plan ceased to exist as a separate plan effective with the merger date. On January 1, 2020, the Successor Plan name changed to Nutrien 401(k) Retirement Plan.

The trustee of the Plan at December 31, 2019 and 20198 was T. Rowe Price Trust Company. The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s board of directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

On January 1, 2018, after receiving all required regulatory approvals, Agrium and Potash Corporation of Saskatchewan, Inc. (“PotashCorp”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien. Nutrien continues the operations of Agrium and PotashCorp on a combined basis. There were no changes to the Plan as a result of the merger other than the deregistration of Agrium common shares under the plan and conversion of Agrium common shares to Nutrien common shares.

The following Plan policies were in effect until the date of the merger:

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to contribute to the Plan. The Plan has an automatic step-up feature whereby participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 75 percent of their annual eligible compensation. Individual participant contributions are subject to annual Internal Revenue Code (“IRC”) limitations. Effective January 1, 2008, all eligible employees receive a six percent basic contribution from the Company. Certain eligible employees also receive additional Company contributions between one percent and nine percent based on their age and years of service. The Company also contributes a matching contribution in the amount of 50 percent of the first six percent of the employee’s voluntary contributions up to three percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12-month period begins on the employee’s date of hire. The second and all succeeding 12-month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and actual earnings thereon. Refer to the Plan document for vesting provisions related to acquired plan account balances.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Nutrien common shares may be distributed as cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net depreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years except for those loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions. A participant may have no more than one outstanding loan at any one time.

g)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses and (c) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

h)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2019 and 2018.

d)	Valuation of investments and income recognition

As a result of the Plan merger described in note 1, as of December 31, 2019, the Plan held no investments. As of December 31, 2018, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three-level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common trust funds: Valued at fair value based on the NAV of units held of the collective fund. The NAV is based on the observable market prices of the underlying investments within the fund less liabilities. The NAV for the underlying assets of the fund is a readily determinable measure of their fair value and is the basis used by the fund for current transactions.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivables are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 11, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

As discussed in note 1, the Plan merged with the Successor Plan and all the Plan and participant account balances were transferred to the Successor Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Prior to the final transfer of the Plan’s assets to the Successor Plan (as described in note 1), the Company had the right under the Plan to terminate it subject to the provisions of ERISA. In the event that the Plan had been terminated, the net assets would have been allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

As a result of the Plan merger described in note 1, as of December 31, 2019, the Plan held no investments.

a)	Fair value of plan investments by hierarchy level at December 31, 2018:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Total
Mutual funds	48,308,081	—	48,308,081
Common trust funds (i)	—	69,290,559	69,290,559
Common stock	8,221,401	—	8,221,401

Total investments at fair value	56,529,482	69,290,559	125,820,041

(i) Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There were no redemption restrictions or unfunded commitments on these investments.

b)	Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the years ended December 31, 2019 and 2018, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(US dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Prior to the transfer of assets relating to the Plan merger discussed in note 1, certain Plan investments were invested in units of common trust funds managed by the Former Trustee, as well as common shares of Nutrien. Related transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

Prior to the transfer of assets relating to the Plan merger discussed in note 1, the Plan held 155,583 shares of Nutrien common stock, with a fair value of $7,454,001. At December 31, 2018, the Plan held 174,923 shares of Nutrien common stock, with a fair value of $8,221,401. During the year ended December 31, 2019, the Plan recorded dividend income of $298,705.

7.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 29, 2020, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRIUM 401(K) RETIREMENT SAVINGS PLAN (Name of Plan)

Date: June 29, 2020	/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Director, US Pension and Benefits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP